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                           May 25, 2021

       Gleb Budman
       Chief Executive Officer
       Backblaze, Inc.
       500 Ben Franklin Ct.
       San Mateo, CA 94401

                                                        Re: Backblaze, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 11,
2021
                                                            CIK No. 0001462056

       Dear Mr. Budman:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Revenue Recognition, page F-10

   1. You disclose that revenues from subscription-based arrangements are recognized on a straight-line basis
over the contractual term and fees from consumption-based
                                                        arrangements are
recognized as services are delivered based on the amount of daily storage consumed.
Please tell us what consideration was given to disaggregating revenue by these categories.
Refer to ASC 606-10-55-90 and 55-91.
 Gleb Budman
FirstName
Backblaze, LastNameGleb Budman
           Inc.
Comapany
May        NameBackblaze, Inc.
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
       You may contact Amanda Kim, Senior Staff Accountant, at 202-551-3241 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs,
Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Bennett L. Yee, Esq.